AsiaInfo-Linkage, Inc.

4th Floor, Zhongdian Information Tower, 6 Zhongguancun South Street

Haidian District, Beijing 100086

People’s Republic of China

October 30, 2013

Perry J. Hindin

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549-3628

Re:	AsiaInfo-Linkage, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed on July 23, 2013

File No. 1-15713

Schedule 13E-3

Filed on July 23, 2013

File No. 5-60757

Dear Mr. Hindin:

This letter is submitted by AsiaInfo-Linkage, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of the Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, File No. 1-15713, filed on July 23, 2013 (the “Proxy Statement”), and Schedule 13E-3, File No. 5-60757, filed on July 23, 2013 (the “Schedule 13E-3”), as set forth in your letter to the Company dated August 16, 2013. In response to the Staff’s comments, the Company is also filing via EDGAR under separate cover Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3,” and together with the Amended Proxy Statement, the “Filings”). For reference purposes, the text of the comments contained in your letter have been reproduced herein (in bold), with the Company’s response below each such comment.

Please note that the Filings also include (i) certain other updates to the Company’s disclosures and internal conforming changes and (ii) certain supplemental disclosures made by the Company for the purposes of the settlement of a consolidated action filed on August 9, 2013 in connection with the merger.

Preliminary Proxy Statement

Background of the Merger, page 25

1.	It is the Staff’s view that financial projections prepared by or on behalf of the Company that are materially related to the going-private transaction must be disclosed to shareholders regardless of whether such projections were provided to the Company’s financial advisor, the buyer or any potential bidder. We note the reference in the second paragraph on page 44 to management’s development of “two alternative scenarios.” Please disclose such projections in the proxy statement along with the underlying estimates and assumptions.

Company Response: In response to the Staff’s comment, the Proxy Statement has been revised to disclose the two alternative scenarios of the 2013 Projections. Please refer to the disclosure on pages 76 and 77 of the Amended Proxy Statement.

2.	Any materials prepared by Goldman Sachs and provided to the Company that are materially related to the Rule 13e-3 transaction, including any “board books” or draft fairness opinions provided or any summaries of presentations made to the Special Committee or the board, generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document in addition to being filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by Goldman Sachs, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. While we note that the Company filed Exhibits (c)(2) through (c)(6) to Schedule 13E-3, it does not appear that the disclosure adequately summarizes the presentations included in exhibits (c)(3), (c)(4) and (c)(5). Please revise to summarize these reports beyond the brief references currently found in the disclosure. To the extent a report is an update to a prior report that is already summarized in the proxy statement, we would not object to the Company disclosing only the material differences between the reports, so long as such disclosure refers shareholders to the filed exhibits.

Company Response: In response to the Staff’s comments, the Proxy Statement has been revised to provide a more detailed summary of the presentations filed as Exhibits (c)(3), (c)(4) and (c)(5) to the Amended Schedule 13E-3. Please refer to the disclosure on pages 66 and 67 of the Amended Proxy Statement.

Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger, page 50

3.

The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). While we acknowledge the disclosure on page 53 that the board adopted the analysis of the special committee, please note that to the extent the board’s or special committee’s discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of

Regulation M-A, the board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. This comment applies equally to the fairness determination of the buyer consortium. We note that the discussion and analysis of the Special Committee/board of directors does not appear to address the factors described in clauses (iv), (vi) and (viii) of Instruction 2 to Item 1014 or explain in detail why such factors were not deemed material or relevant. Please revise accordingly.

Company Response: With respect to the factor described in paragraph (c) of Item 1014, the Company respectfully advises the Staff that the approval of security holders of the Company was considered by the special committee as described in the eighth bullet in the list of procedural factors considered by the special committee and the board of directors on page 56 of the Amended Proxy Statement.

In response to the remainder of the Staff’s comment, the Proxy Statement has been revised. With respect to the factor described in paragraph (d) of Item 1014, please refer to the revised disclosure on page 57 of the Amended Proxy Statement. With respect to the factor described in paragraph (e) of Item 1014, please refer to the revised disclosure on page 53 of the Amended Proxy Statement. With respect to the factor described in clause (iv) of Instruction 2 to Item 1014, please refer to the revised disclosure on pages 54 and 55 of the Amended Proxy Statement. With respect to the factor described in clause (vi) of Instruction 2 to Item 1014, please refer to the revised disclosure on page 57 of the Amended Proxy Statement. With respect to the factor described in clause (viii) of Instruction 2 to Item 1014, please refer to the revised disclosure on page 57 of the Amended Proxy Statement.

4.	Similarly, the discussion of the factors considered by the buyer consortium on pages 63 through 66 does not appear to address the factors described in clauses (ii) and (vi) of Instruction 2 to Item 1014 or explain in detail why such factors were not deemed material or relevant. Please revise accordingly.

Company Response: With respect to the factor described in clause (ii) of Instruction 2 to Item 1014, we respectfully advise the Staff that historical market prices were considered by the buyer consortium as described in the sixth bullet in the list of considerations considered by the buyer consortium. However, we have supplemented the disclosure with additional details pertinent to the buyer consortium’s consideration of historical market prices. Please refer to the revised disclosure on page 69 of the Amended Proxy Statement. With respect to the factor described in clause (vi) of Instruction 2 to Item 1014, please refer to the revised disclosure on page 71 of the Amended Proxy Statement.

Opinion of Goldman Sachs, Financial Advisor to the Special Committee, page 54

5.	Please confirm that the Management Forecasts referenced in the last bullet point on page 54 are the same forecasts referenced on pages 68 and 69.

Company Response: In response to the Staff’s comment, the Company hereby confirms that the Management Forecasts referenced in the last bullet point on page 58 are the same forecasts referenced on page 75 of the Amended Proxy Statement. The disclosure on page 58 of the Amended Proxy Statement has been revised to expressly state this fact.

Selected Public Companies Analysis, page 57

6.	Given the list of companies used in the Selected Precedent Transactions Analysis on page 59, please advise why the same companies were not used in the Selected Companies Analysis on page 57.

Company Response: The Company respectfully advises the Staff that, as disclosed on pages 61 and 67 of the Amended Proxy Statement, the companies used in the Selected Public Companies Analysis were chosen by Goldman Sachs because they are both U.S. publicly traded companies with a sizable China-based IT service business and have an operating profile similar to the Company’s for purposes of financial analyses. The transactions used in the Selected Precedent Transactions Analysis, however, were chosen from the global IT service arena because, at the time this analysis was performed, there was no precedent transaction involving a China-based target company that Goldman Sachs considered similar to the proposed merger for purposes of its analyses. Based on Goldman Sachs’ professional judgment, the target companies in the selected precedent transactions do not have a China-concentrated business or other operational characteristics that make them sufficiently comparable to the Company for purposes of analysis. Therefore, Goldman Sachs did not use those target companies in the Selected Public Companies Analysis.

Illustrative Discounted Cash Flow Analysis, page 58

7.	Please disclose the basis for Goldman Sach’s use of perpetuity growth rates ranging from 0% to 4%. The same comment applies to the use of a 20% to 25% internal rate of return and a 5.5x to 7.5x one year forward price/EPS multiple referenced in the Illustrative Leveraged Buyout Analysis summarized on page 59.

Company Response: In response to the Staff’s comments, the Company has revised the disclosure on page 63 of the Amended Proxy Statement to state the basis for Goldman Sachs’ determination of the perpetuity growth rates and the forward price/EPS multiples used in the applicable analysis.

General, page 60

8.	We note the reference on page 61 regarding various investment banking services Goldman Sachs provided to Ellington and the AlpInvest Entities and their respective affiliates and portfolio companies and to affiliates of Al Gharrafa. Please confirm in your response letter that the compensation figure of $900,000 disclosed on page 61 represents all the compensation received by Goldman Sachs during the past two years for all of the services described on page 61.

Company Response: The Company respectfully advises the Staff that, as disclosed on page 61 of the Proxy Statement, the compensation figure of $900,000 included the fees received by the Investment Banking Division of Goldman Sachs during the relevant 2-year period for services provided to the identified sponsors and their affiliates, but not portfolio companies. In light of the Staff’s comments, the Company has revised the referenced disclosure on pages 65 and 66 of the Amended Proxy Statement to include the aggregate fees received by the Investment Banking Division of Goldman Sachs during the same period for all of those services specifically described earlier in that paragraph.

Certain Effects of the Merger, page 66

9.	Pursuant to Instruction 3 to Item 1013 of Regulation M-A, please disclose the effect of the Rule 13e-3 transaction on each affiliate’s interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages. Currently, the disclosure only provides such information as to Power Joy and “Sponsors other than Power Joy.” In addition to providing such information, consider retaining the current disclosure indicating the aggregate net book value and net earnings for such sponsors.

Company Response: Please refer to the revised disclosure on page 73 of the Amended Proxy Statement.

Prospective Financial Information, page 68

10.	We note the reference to the 2012 Projections. Similar to our comment 1, please disclose such projections in the proxy statement along with the underlying estimates and assumptions.

Company Response: In response to the Staff’s comment, the Proxy Statement has been revised to disclose the 2012 Projections. Please refer to the disclosure on pages 74 and 75 of the Amended Proxy Statement.

11.	Disclosure on page 69 indicates the Company is disclosing a summary of the 2013 Projections. Please advise why the Company is only providing a summary, as opposed to the projections in their entirety.

Company Response: The Company respectfully submits that the summary of the 2013 Projections provides to the security holders of the Company the key information contained in the 2013 Projections in a straightforward manner. The Company also respectfully notes that in similar transactions reviewed for precedent, no disclosures set forth management projections in their entirety – such projections are typically summarized in the manner similar to which the Company has summarized the 2013 Projections.

12.	The caption above the table includes a cite to a footnote but no footnote is included in the disclosure. Please revise.

Company Response: In response to the Staff’s comment, the Proxy Statement has been revised to remove the footnote citation. Please refer to the revised disclosure on page 75 of the Amended Proxy Statement.

13.	The first paragraph on page 70 discloses that the “the prospective financial information reflects numerous estimates and assumptions made by the Company with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business…” (emphasis added). Disclosure on page 69 describes only three “main” assumptions. Please expand the disclosure to describe such estimates and assumptions or revise the disclosure on page 69 to clarify what is meant by the phrase “main assumptions” and to explain why the Company has not disclosed the numerous other estimates and assumptions referenced on page 70.

Company Response: In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the revised disclosure from pages 74 to 77 of the Amended Proxy Statement.

*        *        *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Attached hereto as Exhibit A is a similar written acknowledgement by each of filing persons other than the Company.

The Company appreciates the Staff’s attention to the review of the Filings. Please do not hesitate to contact the undersigned or Andrew Ledbetter of DLA Piper LLP (US), the Company’s outside counsel, at 206-839-4834, if you have any questions regarding the Filings or this letter.

Sincerely,

/s/ Davin A. Mackenzie
Davin A. Mackenzie
Director
AsiaInfo-Linkage, Inc.

cc:	Mr. Steve Zhang (AsiaInfo-Linkage, Inc.)

Mr. Jun (Michael) Wu (AsiaInfo-Linkage, Inc.)

Ms. Shanniang (Deborah) Lv (AsiaInfo-Linkage, Inc.)

Mr. Andrew Ledbetter, Esq. (DLA Piper LLP (US))

Paul Strecker, Esq. (Shearman & Sterling)

Mark J. Lehmkuhler, Esq. (Davis Polk & Wardwell)

Peter X. Huang, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)

Gregory D. Puff, Esq. (Akin Gump Strauss Hauer & Feld LLP)

Kathryn King Sudol, Esq. (Simpson Thacher & Bartlett)

Brian Schwarzwalder, Esq. (Ropes & Gray)

Alex Chiang, Esq. (Baker & McKenzie)

Gamal M. Abouali, Esq. (Cleary Gottlieb Steen & Hamilton LLP)

Exhibit A

ACKNOWLEDGMENT

In response to the comments of the staff of the Division of the Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated August 16, 2013 with respect to the Schedule 13E-3, File No. 5-60757 (the “Schedule 13E-3”), and the Preliminary Proxy Statement on Schedule 14A, File No. 1-15713 (the “Proxy Statement”), filed on July 23, 2013 by AsiaInfo-Linkage, Inc. and the other filing persons named therein (such other filing persons, the “Filing Persons”), the undersigned hereby acknowledge that in connection with Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”) and Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement,” and together with the Amended Proxy Statement, the “Filings”), each filed concurrently with the submission of this acknowledgment, as well as any subsequent amendment to the Filings filed with the SEC:

•	the Filing Person is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Filings; and

•	the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Dated as of October 30, 2013

SKIPPER INVESTMENT LIMITED

By:	/s/ Ji Zhen
Name:	Ji Zhen
Title:	Authorised Signatory

SKIPPER HOLDINGS LIMITED

By:	/s/ Ji Zhen
Name:	Ji Zhen
Title:	Authorised Signatory

SKIPPER LIMITED

By:	/s/ Ji Zhen
Name:	Ji Zhen
Title:	Authorised Signatory

SKIPPER ACQUISITION CORPORATION

By:	/s/ Ji Zhen
Name:	Ji Zhen
Title:	Authorised Signatory

POWER JOY (CAYMAN) LIMITED

By:	/s/ Ji Zhen
Name:	Ji Zhen
Title:	Authorised Signatory

CITIC CAPITAL MB INVESTMENT LIMITED

By:	/s/ Ji Zhen
Name:	Ji Zhen
Title:	Authorised Signatory

CITIC CAPITAL (TIANJIN) EQUITY
INVESTMENT LIMITED PARTNERSHIP

By:	/s/ Ji Zhen
Name:	Ji Zhen
Title:	Authorised Signatory

CPECHINA FUND, L.P.

BY:	CITIC PE ASSOCIATES, L.P.

BY:	CITIC PE FUNDS LIMITED

By:	/s/ Ching Nar Cindy Chan
Name:	Ching Nar Cindy Chan
Title:	Director

ALPINVEST PARTNERS CO-INVESTMENTS
2011 II C.V., as represented by its general partner AlpInvest Partners 2011 B.V., in its turn represented by AlpInvest Partners B.V., its managing director

By:	/s/ E.M.J. Thyssen
Name:	E.M.J. Thyssen
Title:	Managing Partner

By:	/s/ P.F.F. de van der Schueren
Name:	P.F.F. de van der Schueren
Title:	Chief Legal Officer

ALPINVEST PARTNERS CO-INVESTMENTS
2012 I C.V., as represented by its general partner AlpInvest Partners 2012 I B.V., in its turn represented by AlpInvest Partners B.V., its managing director

By:	/s/ E.M.J. Thyssen
Name:	E.M.J. Thyssen
Title:	Managing Partner

By:	/s/ P.F.F. de van der Schueren
Name:	P.F.F. de van der Schueren
Title:	Chief Legal Officer

ALPINVEST PARTNERS CO-INVESTMENTS
2012 II C.V., as represented by its general partner AlpInvest Partners 2012 II B.V., in its turn represented by AlpInvest Partners B.V., its managing director

By:	/s/ E.M.J. Thyssen
Name:	E.M.J. Thyssen
Title:	Managing Partner

By:	/s/ P.F.F. de van der Schueren
Name:	P.F.F. de van der Schueren
Title:	Chief Legal Officer

QATAR HOLDING LLC

By:	/s/ Ahmad Al-Sayed
Name:	Ahmad Al-Sayed
Title:	Authorized Signatory

AL GHARRAFA INVESTMENT COMPANY

By:	/s/ Ahmad Al-Sayed
Name:	Ahmad Al-Sayed
Title:	Authorized Signatory

ELLINGTON INVESTMENTS PTE. LTD.

By:	/s/ Ravi Lambah
Name:	Ravi Lambah
Title:	Authorized Signatory

CBC TMT III LIMITED

By:	/s/ Edward Tian
Name:	Edward Tian
Title:	Director

INNOVALUE CAPITAL LTD.

By:	/s/ Liu, Tzu-Lien
Name:	Liu, Tzu-Lien
Title:	Director

EDWARD TIAN

/s/ Edward Tian

PACIFICINFO LIMITED

By:	/s/ Edward Tian
Name:	Edward Tian
Title:	Director

JEAN QIN KONG

/s/ Jean Qin Kong

JIAN (JAMES) DING

s/ Jian (James) Ding

NEW MEDIA CHINA INVESTMENT I, LTD.

By:	/s/ Jian (James) Ding
Name:	Jian (James) Ding
Title:	Director

STEVE ZHANG

/s/ Steve Zhang

JUN (MICHAEL) WU

/s/ Jun (Michael) Wu

YADONG JIN

/s/ Yadong Jin

GUOXIANG LIU

/s/ Guoxiang Liu